SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 22, 2003

     Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

     Avenida Presidente Eduardo Frei Montalva 8301

          Quilicura
             Santiago
                    Chile
(Address of principal executive offices)

Form 20-F   ☑     Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☑

August 2003

For further information, please contact:

Cristóbal Lira
CEO

clira@dys.cl
(56 – 2) 200 5201

Miguel Núñez
CFO

mnunez@dys.cl
(56 – 2) 200 5735

Loreto Bradford
Investor Relations

lbradford@dys.cl
(56 – 2) 200 5363
Distribución y Servicio D&S S. A.

II Quarter 2003 Results

Contents
I.	Highlights	page 1
II.	Comments from the CEO	page 3
III.	Analysis of Results	page 4
IV.	Sales and Other Indicators	page 6
V.	Additional Information	page 11
VI.	Material Events	page 18
VII.	FECU	page 20

I. Highlights

1.	Increase of net revenues and gross income

Net revenues increased by 8.3% compared to the same period of the former year. Despite the difficult economic environment which has not shown decisive signs of a consumption rebound, the Company achieved a 7.7% increase in total sales; and gross income of US$95.3 million, equivalent to a 23.9% of net revenues, 10,9% over the former year, when it totaled US$85.9 million (23.3% of net revenues).

2.	Significant improvement in operating income and EBITDA

During the second quarter 2003, operating income amounted to US$20.9 million, corresponding to a 5.2% of net revenues, representing a 60.2% increase over the same period of 2002, when operating income totaled US$13.0 million, equivalent to a 3.5% of net revenues.

EBITDA was US$34.2 million, corresponding to an 8.6% of net revenues, representing a 36.3% increase compared to the second quarter of the former year when it totaled US$25.1 million, equivalent to a 6.8% of net revenues. This significant improvement relative to the former year is due to the fact that total operating expenses remained practically unchanged (0.5% increase). Thus, operating profit and EBITDA growth are driven by the increases in sales and gross income along with the adjustment of expenses.

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2003 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$699.12).

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

I. Highlights (cont.)

3.	Decrease in days of inventory

Days of inventory on a consolidated basis present a decrease of 3.9 days, from 36.5 days in the second quarter 2002 to 32.6 days in 2003. This decrease was particularly noticeable in the area of groceries (from 33.4 days in 2002 to 22.8 days in 2003), followed by the reduction achieved in the non-food business areas (from 109.2 days in 2002 to 79.3 days in 2003). This figures show greater efficiency achieved both at the distribution center and in the stores as a result of specific policies aimed at better inventory management, strict controls and the implementation of sell-out campaigns in the Non-Food areas.

4.	Financial Debt Reduction

Financial debt as of June 30, 2003 was US$386.4 which compares favorably with financial debt of US$401.9 million as of March 30, 2003. Thus, the Company has reduced its financial debt in US$15.5 million during the quarter thanks to greater availability of cash flows generated by the Company.

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

II. Comments from the CEO

During the second quarter 2003 total sales increased by 7.7% compared to the same period of 2002. On the other hand, same store sales dropped by 2.3%, a favorable evolution compared to SSS figures obtained during the first quarter of the current year (-4.5%). These figures evidence the stagnant economic conditions affecting the country, which has not shown a clear rebound in consumption despite the occurrence of some positive signs, in addition to a larger number of stores in the market, both opened by the Company as well as from other chains. This is consistent with the sales performance of the supermarket industry reporting a 9.4% real increase for the period January-June of the current year mainly due to the opening of new stores.

Consolidated net revenues (retail sales plus other income – real estate, commercial, logistic and interest income from the Presto card) amounted to US$398.7 million, 8.3% higher than revenues for the same period in 2002; and gross income totaled US$95.3 million, representing a 23.9% of net revenues, 10.9% over results of the former year. Total operating expenses (excluding depreciation) remain practically unchanged with a 0.5% increase compared to the same period the former year, as a result of expenses adjustment and reduced start-up expenses, consequently the increase in net revenues and gross income result in significant improvement of results. Operating income totaled US$20.9 million (5.2% of net revenues) representing a 60.2% increase, and EBITDA amounted to US$34.2 million (8.6% of revenues), with a 36.3% increase over results of the second quarter the former year. These figures evidence greater efficiency as a result of the implementation of the FARO program, which at June 30 of the current year includes 16 of our 62 stores.

Net income for the second quarter 2003 amounts to US$10.3 million, corresponding to a 2.6% of net revenues, representing a 4.0% increase over results for the same period in 2002. Despite great improvement achieved in terms of operating results, this is not reflected in sizable improvements of net income due to unfavorable non-operating results, which present a 542.6% of loss increase, mainly due to high loss originated in exchange difference (applied on US$90 million of the account receivable from Ahold) and to higher financial expenses, presenting a 28.5% increase over the same period in 2002 as a result of greater indebtedness in the second half of 2002 and first quarter of 2003.

As of June 30, 2003, the debt/shareholder’s equity ratio is 0.86 times and the Company records financial debt of US$386.4 million, all Chilean pesos denominated, with no relevant obligations in US dollars. Financial debt has been reduced by US$15.5 million compared to the amount of financial debt at the closing of the first quarter 2003 (US$401.9 million). Of the total debt, 56.9% corresponds to short-term obligations.

The Company is rolling out its investment program as planned, considering the building of one hypermarket in the Metropolitan Region (municipality of Huechuraba) which will be opened by the month of October, several store remodelings and transformations intended to re-brand the stores uniting all formats under the LIDER brand (LIDER Vecino Los Domínicos, La Dehesa and Estoril; LIDER Express Pedro de Valdivia, Irarrázaval and Plaza Egaña), investment in logistics (cold supply-chain) and the purchase of land for new projects. Additionally, we are remodeling three recently leased stores in Regions (2 in Rancagua-VI Region, one in Valparaiso-V Region), to be opened by the end of August and September. As of June 30, 2003 the Company has made investments for US$19.3 million, of a total budget of US$50 million approved for the current year.

Even though our priorities continue to be increasing our national coverage, grow in our core business and promote further development in our non-traditional business areas, thus increasing our share in family spending (share of wallet); our daily operations are mainly focused in improving efficiency standards throughout the Company and implementing the new EDLP commercial strategy to achieve higher profitability and returns of our businesses. An EDLP pilot was launched in Rancagua on May 29 with promising results as of this date. The roll-out of this program is making progress according to plan.

Sales

Gross Income, Operating Income and EBITDA

Net Income

Financial Structure

CAPEX

Priorities

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

III. Income Statement Second Quarter 2003

Net revenues for the second quarter 2003 totaled US$398.7 million, representing an 8.3% increase compared to the same period of 2002. This increase is attributable to a 7.7% increase in total sales, amounting to US$351.2 million equivalent to an 88.1% of net revenues. Other income — real estate, commercial, Presto card and logistic income- together presented an increase of 12,9%, totaling US$47.5 million.

Same store sales dropped by 2.3%, which continues to reflect the sustained economic slowdown and persistent low consumption levels. Even though improvements in domestic demand and other indicators contributed to a more optimistic outlook in May, this trend was not sustained in June and there have been constraints to a decisive economic recovery. Additionally, the month of June showed an unfavorable composition, affecting overall retail sales and supermarket industry sales.

TABLE N°1: Second Quarter Consolidated Results

	2003			2002
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.

Sales	245.542	351,2	88,1%	227.971	326,1	88,6%
Other Income	33.197	47,5	11,9%	29.408	42,1	11,4%
Net revenues	278.739	398,7	100,0%	257.379	368,1	100,0%

Cost of sales	212.143	303,4	76,1%	197.352	282,3	76,7%
Gross Income / Margin	66.595	95,3	23,9%	60.026	85,9	23,3%
Recurring Operating Expenses	42.436	60,7	15,2%	39.975	57,2	15,5%
Start-up Expenses	231	0,3	0,1%	2.499	3,6	1,0%
Total Operating Expenses (SG&A)	42.666	61,0	15,3%	42.474	60,8	16,5%
EBITDA	23.929	34,2	8,6%	17.553	25,1	6,8%

Depreciation	9.351	13,4	3,4%	8.454	12,1	3,3%
Total Operating Expenses	52.018	74,4	18,7%	50.927	72,8	19,8%
Operating Income	14.578	20,9	5,2%	9.099	13,0	3,5%
Financial Expenses	(3.724)	(5,3)	-1,3%	(2.899)	(4,1)	-1,1%
Other Non-operating Income (Expenses)	(32)	(0,0)	0,0%	(275)	(0,4)	-0,1%
Monetary Correction	(2.194)	(3,1)	-0,8%	2.248	3,2	0,9%
Non-Operating Income	(5.951)	(8,5)	-2,1%	(926)	(1,3)	-0,4%
Income before Tax	8.627	12,3	3,1%	8.173	11,7	3,2%
Income Tax	(1.470)	(2,1)	-0,5%	(1.296)	(1,9)	-0,5%
Minority Interest	(20)	(0,0)	0,0%	(19)	(0,0)	0,0%
Income	7.136	10,2	2,6%	6.859	9,8	2,7%
Amortization of Goodwill	88	0,1	0,0%	88	0,1	0,0%
Net Income	7.225	10,3	2,6%	6.947	9,9	2,7%

(Exchange rate US$ =Ch$699.12)

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

III. (cont.)

Gross income reached US$95.3 million, equivalent to a 23.9% of net revenues, representing an 10.9% increase compared to the same period of 2002, when it totaled US$85.9 million, equivalent to a 23.3% of revenues.

Recurring operating expenses amounted to US$60.7 million, equivalent to 15.2% of net revenues, representing a 6.2% increase over the second quarter the former year. This increase is attributable to higher marketing and selling expenses mainly from the new stores opened during the second half of the year 2002. Still, this increase is quite lower relative to expense increases shown during 2002.

Total operating expenses (recurring and start-up expenses), totaled US$61.0 million, equivalent to a 15.2% of net revenues, practically unchanged (0.5% increase) if compared to the same period in 2002, despite the addition of new stores during the second half of 2002. This is explained on one hand by the adjustment in recurring expenses, and on the other hand, by the reduced amount of start-up expenses.

The increase in net revenues and gross income, added to unchanged operating expenses bring about improved operating and EBITDA margins as discussed below.

Depreciation amounted to US$13.4 million, equivalent to a 3.4% of net revenues, presenting a 10.6% increase over the same period the former year when it was US$12.1 million, equivalent to a 3.3% of total revenues.

EBITDA for the second quarter 2003 was US$34.2 million, corresponding to an 8.6% of total revenues, representing a 36.3% increase compared to results for the same period in 2002.

Operating income totaled US$20.9 million, or 5.2% of net revenues, presenting a 60.2% increase compared to the same quarter the former year, due to increased revenues and gross income, in addition to an adjustment in operating expenses, which present a lower increase relative to the increase shown in the second quarter 2002 and reduced amounts of start-up expenses. The adjustment in recurring expenses results from the implementation of specific policies in this sense, which fall within the scope and constitute an essential goal of the FARO program, aiming at the achievement of higher efficiency standards throughout the Company, which has included a growing number of stores (16 stores at June 30, 2003).

Non-operating income (loss) amounted to US$8.5 million of loss, equivalent to a 2.1% of net revenues, presenting a 542.6% of loss increase, compared to the former year, mainly due to a high amount of loss (197.6% gain reduction) originated in exchange difference (applied on US$90 million of the account receivable from Ahold) and to increased financial expenses, 28.5% higher than in the same period in 2002 as a result of greater indebtedness in the second half of 2002 and first quarter of 2003.

Net income for the period totaled US$10.3 million, equivalent to a 2.6% of revenues, presenting a 4.0% increase over results of the same period the former year. Despite great improvement achieved in terms of operating results, this is not reflected in sizable improvements of net income due to unfavorable non-operating results, as explained above.

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

III. Income Statement I Half 2003

TABLE N°2: Consolidated Results January-June

	2003			2002			Change
	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	482.792	690,6	88,3%	446.474	638,6	88,5%	8,1%
Other Income	63.777	91,2	11,7%	58.209	83,3	11,5%	9,6%
Net revenues	546.569	781,8	100,0%	504.683	721,9	100,0%	8,3%

Cost of sales	417.757	597,5	76,4%	388.669	555,9	77,0%	7,5%
Gross Income / Margin	128.811	184,2	23,6%	116.015	165,9	23,0%	11,0%
Recurring Operating Expenses	80.497	115,1	14,7%	73.514	105,2	14,6%	9,5%
Start-up Expenses	235	0,3	0,0%	3.872	5,5	0,8%	-93,9%
Total Operating Expenses (SG&A)	80.732	115,5	14,8%	77.386	110,7	15,3%	4,3%
EBITDA	48.079	68,8	8,8%	38.629	55,3	7,7%	24,5%

Depreciation	18.502	26,5	3,4%	16.880	24,1	3,3%	9,6%
Total Operating Expenses	99.234	141,9	18,2%	94.266	134,8	18,7%	5,3%
Operating Income	29.577	42,3	5,4%	21.749	31,1	4,3%	36,0%
Financial Expenses	-7.881	-11,3	-1,4%	-6.713	-9,6	-1,3%	17,4%
Other Non-operating Income (Expenses)	-159	-0,2	0,0%	-564	-0,8	-0,1%	-71,9%
Monetary Correction	-1.049	-1,5	-0,2%	2.424	3,5	0,5%	-143,3%
Non-Operating Income	-9.089	-13,0	-1,7%	-4.854	-6,9	-1,0%	87,3%
Income before Tax	20.489	29,3	3,7%	16.895	24,2	3,3%	21,3%
Income Tax	-3.895	-5,6	-0,7%	-2.636	-3,8	-0,5%	47,7%
Minority Interest	-45	-0,1	0,0%	-48	-0,1	0,0%	-7,4%
Income	16.549	23,7	3,0%	14.210	20,3	2,8%	16,5%
Amortization of Goodwill	177	0,3	0,0%	177	0,3	0,0%	0,0%
Net Income	16.726	23,9	3,1%	14.387	20,6	2,9%	16,3%

(Currency of June 2003 - Exchange rate US$ =Ch$699.12)

Total sales for the first half of the current year totaled US$690.6 million (corresponding to an 88.3% of total revenues), representing an 8.1% increase compared to the same period of the former year, while same store sales decreased by 3.4% compared to the year 2002 which is explained by a low consumption environment where prospects for a decisive recovery are not clear yet. The total sales increase is entirely contributed by new stores opened during the period June-December 2002.

Net revenues totaled US$781.8 million, representing an 8.3% increase over the same period of 2002.

Gross income amounted to US$184.2 million, equivalent to a 23.6% of revenues, representing an increase of 11.0% compared to US$165.9 million, equivalent to 23.0% of revenues in the same period of 2002.

Recurring operating expenses (excluding depreciation and amortization) totaled US$115.1 million, or 14.7% of revenues, representing a 9.5% increase over results for the first half 2002.

Total operating expenses totaled US$115.5 million, equivalent to 14.8% of revenues, representing a 4.3% increase compared to the first half of 2002.

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

III. Income Statement I Half 2003 (cont.)

Thus, the increase in total operating expenses is offset by the increase in net revenues and gross income, resulting in improvements of operating income and EBITDA figures.

Operating income for the period January-June 2003 increased by 36.0% over the former year, from US$31.1 million corresponding to a 4.3% of revenues in 2002, to US$42.3 million, equivalent to a 5.4% of revenues, in 2003.

EBITDA for the first half 2003 amounted to US$68.8 million, corresponding to an 8.8% of revenues, representing a 24.5% increase over the former year when it totaled US$55.3, or 7.7% of revenues.

Non-operating income was US$13.0 million loss (equivalent to a 1.7% of revenues), which compares unfavorably with non-operating results of the same period in 2002, when this figure was US$6.9 million loss, or a 1.0% of total revenues, representing an 87.3% of loss increase. This result is explained by a 143.3% reduction in profit corresponding to exchange difference — from US$3.5 million profit in 2002, to US$1.5 million loss in 2003 — in addition to a 17.4% increase in financial expenses compared to the first half of 2002.

Net income for the first half 2003 was US$23.9 million, corresponding to a 3.1% of revenues, representing a 16.3% increase over results for the same period of 2002, when net income totaled US$20.6 million, equivalent to a 2.9% of revenues.

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

IV. Sales and Other Indicators
IV.1. Sales

IV.1.A. Total Sales and Same Store Sales

Second Quarter 2003
During the second quarter of 2003 there was a 7.9% increase in total retail sales compared to the same period of 2002. Same store sales, on the other hand, decreased by 2.3% compared to the second quarter 2002. Thus, the increase in total sales is given by new stores opened during the period June-December 2002, while same store sales figures show a complex economic environment which, despite some encouraging signs pointing out to a rebound in consumption, still lacks consistency over time, restraining a decisive economic recovery. Moreover, sales in the month of June were affected by the unfavorable composition of this month (“calendar effect”) compared to the year 2002, as previously mentioned.

TABLE 3: D&S TOTAL RETAIL SALES
In Ch$ millions, currency of June 2003

	TOTAL SALES							SAME STORE SALES
	Q1	Q2	Q3	Q4	H1	9M	TOTAL	Q1	Q2	Q3	Q4	H1	9M	TOTAL

TOTAL D&S

2003	237.046	245.368			482.414		482.414	205.451	218.086			423.537		423.537
2002	218.080	227.374	225.331	267.278	445.454	670.784	938.062	215.224	223.277			438.501		438.501
%Change YoY	8,7%	7,9%			8,3%			-4,5%	-2,3%			-3,4%		-3,4%

SUPERMARKETS

2003	36.241	39.662			75.902		75.902	35.272	37.714			72.986		72.986
2002	48.367	42.196	40.514	44.322	90.563	131.077	175.399	38.812	39.843			78.656		78.656
%Change YoY	-25,1%	-6,0%			-16,2%			-9,1%	-5,3%			-7,2%		-7,2%
%D&S 2003	15,3%	16,2%			15,7%			17,2%	17,3%			17,2%		17,2%
%D&S 2002	22,2%	18,6%			20,3%			18,0%	17,8%			17,9%		17,9%

HYPERMARKETS

2003	200.805	205.707			406.512		406.512	166.174	180.371			346.546		346.546
2002	169.690	185.177	184.817	222.956	354.867	539.684	762.640	173.596	183.433			357.029		357.029
%Change YoY	18,3%	11,1%			14,6%			-4,3%	-1,7%			-2,9%		-2,9%
%D&S 2003	84,7%	83,8%			84,3%			80,9%	82,7%			81,8%		81,8%
%D&S 2002	77,8%	81,4%			79,7%			80,7%	82,2%			81,4%		81,4%

GROCERIES

2003	93.918	100.204			194.121		194.121	82.375	90.493			172.868		172.868
2002	91.183	97.044	95.747	100.360	188.227	283.974	384.334	86.661	94.561			181.221		181.221
%Change YoY	3,0%	3,3%			3,1%			-4,9%	-4,3%			-4,6%		-4,6%
%D&S 2003	39,6%	40,8%			40,2%			40,1%	41,5%			40,8%		40,8%
%D&S 2002	41,8%	42,7%			42,3%			40,3%	42,4%			41,3%		41,3%

PERISHABLES

2003	79.884	83.439			163.323		163.323	69.990	75.304			145.294		145.294
2002	73.749	80.175	82.346	91.563	153.925	236.271	327.834	70.777	78.629			149.406		149.406
%Change YoY	8,3%	4,1%			6,1%			-1,1%	-4,2%			-2,8%		-2,8%
%D&S 2003	33,7%	34,0%			33,9%			34,1%	34,5%			34,3%		34,3%
%D&S 2002	33,8%	35,3%			34,6%			32,9%	35,2%			34,1%		34,1%

NON-FOOD

2003	63.244	61.726			124.970		124.970	53.086	52.288			105.375		105.375
2002	53.209	50.197	47.296	68.887	103.406	150.702	219.588	51.609	50.087			101.696		101.696
%Change YoY	18,9%	23,0%			20,9%			2,9%	4,4%			3,6%		3,6%
%D&S 2003	26,7%	25,2%			25,9%			25,8%	24,0%			24,9%		24,9%
%D&S 2002	24,4%	22,1%			23,2%			24,0%	22,4%			23,2%		23,2%

SAME STORE SALES v/s TOTAL SALES

Total Sales	237.046	245.368					482.414
SSS	205.451	218.086					423.537
Non SSS	31.595	27.283					58.878
%Sales SSS	86,7%	88,9%					87,8%
%Sales Non SSS	13,3%	11,1%					12,2%
Total Sales	237.046	245.368					482.414

IV.1.B Total Sales By Format

Second Quarter 2003

Total sales amounted to Ch$205,707 million (US$294.2 million) in the hypermarket division, showing an 11.1% increase compared to the same period of 2002. Thus, the hypermarket division represents an 83.8% of total Company sales compared to 81.4% in the same quarter of 2002. This increase is explained by the conversion of Ekono supermarkets into LIDER Vecino hypermarkets (3 conversions during the second quarter of 2002), and the new store openings in the hypermarket format during the period July-December 2002 (LIDER Rancagua, LIDER Vecino Los Angeles and LIDER Vecino Matucana).

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

Total sales of the supermarket division amounted to Ch$39,662 million (US$56.7 million), 6.0% lower than in the former year, representing a 16.2% of total Company sales compared to a 18.6% in the same period 2002. This decrease is explained by the transformations of Ekono supermarkets into the LIDER Vecino hypermarket format, and the new store openings, all of them in the hypermarket format except for Ekono Miraflores.

The preponderant weight of the hypermarket format is consistent with the Company strategy of satisfying most of our customers’ needs in one place (one-stop shopping) growing in our non-traditional business areas by widening the offer of non-food, finally increasing our share in family spending.

IV.1.C. Same Stores Sales by Format

Second Quarter 2003

In terms of same store sales the hypermarket division presents a 1.7% decrease in the second quarter compared to the same period in 2002, and the supermarket division presents a 5.3% decrease during the period. Consolidated same store sales show a 2.3% decrease during the period (D&S consolidated same store sales figures include sales from the new LIDER Vecino hypermarkets resulting from the conversion of existing stores, which are not included in the supermarket division nor in the hypermarket division).

IV.1.D. Total Sales and Same Store Sales By Business Area

Second Quarter 2003

Total sales during the second quarter 2003 increased by 3.3% in groceries, 4.1% in perishables and 23.0% in the non-food areas (Apparel, Electronic & Appliances, Home, Pharmacy and Beauty Care). Thus, the non-traditional business areas continued to show higher increases relative to the traditional business areas, consistent with the Company strategy in this sense. Total non-food sales together (including Beauty Care) represented a 25.2% of total Company sales in the second quarter 2003 compared to 22.1%% share of total sales in the same period of the former year.

In terms of same store sales the non-food areas present a 4.4% increase over the former year, and the areas of groceries and perishables decreased by 4.3% and 4.2% respectively.

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

IV.2. Transactions

IV.2.A. Total Number of Transactions

Second Quarter 2003
The number of transactions in supermarkets presents a 3.5% decrease compared to the same period of the former year. This decrease is explained by the conversion of Ekono supermarkets into LIDER Vecino hypermarkets. On the other hand, the total number of transactions in the hypermarket division presents a 29.5% increase compared to the former year, explained mainly by the new hypermarket openings during the second half of 2002, and the consequent growth in the customer base.

On a consolidated basis, the total number of transactions for the second quarter 2003 increased by 19.4% compared to the same period the former year.

TABLE 4: TRANSACTIONS (in thousands)

	TOTAL TRANSACTIONS							SAME STORE TRANSACTIONS
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL

TOTAL D&S

2003	33.147	34.779			67.926			27.798	29.711			57.510		57.510
2002	27.811	29.117	30.925	35.346	56.928	87.853	123.199	25.754	26.301			52.055		52.055
% Change YoY	19,2%	19,4%			19,3%			7,9%	13,0%			10,5%		10,5%

SUPERMARKETS

2003	7.971	8.539			16.510			7.681	8.089			15.770		15.770
2002	9.640	8.852	8.249	8.966	18.492	26.741	35.707	7.796	7.494			15.290		15.290
% Change YoY	-17,3%	-3,5%			-10,7%			-1,5%	7,9%			3,1%		3,1%

HYPERMARKETS

2003	25.176	26.240			51.416			19.429	21.499			40.929		40.929
2002	18.171	20.265	22.676	26.380	38.436	61.112	87.492	17.958	18.807			36.765		36.765
% Change YoY	38,6%	29,5%			33,8%			8,2%	14,3%			11,3%		11,3%

IV.2.B. Same Store Transactions

Second Quarter 2003
The number of transactions in same stores presents a 7.9% increase in the supermarket division compared to figures obtained in the former year. The hypermarket division presents a 14.3% increase in same store transactions over the same period in 2002.

On a consolidated basis the number of transactions in same stores presents a 13,0% increase during the second quarter 2003 compared to the former year.

IV.3. Sales per Transaction

IV.3.A. Total Sales per Transaction

Second Quarter 2003
The average sales per transaction during the second quarter 2003 decreased by 2.6% and 14.2% in the supermarket and the hypermarket divisions respectively, compared to the same period in 2002. In the Company total, the average sales per transaction presents no significant change (0.1% decrease) compared to the former year.

These sales per transaction figures reflect the depressed consumption environment, which has not maintained a consistent trend towards a recovery. The sales per transaction decrease is not offset by the increase in the number of transactions, therefore showing that low same store sales figures are not due to a reduced customer base but rather to reduced consumer spending.

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

TABLE 5: SALES PER TRANSACTION
(in Ch$ — currency of June 2003)

	TOTAL SALES PER TRANSACTION							SAME STORE SALES PER TRANSACTION
	TOTAL SALES/SQ.M							SAME STORE SALES/SQ.M
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL

TOTAL D&S

2003	7.151	7.055			7.102		7.102	7.391	7.340			7.365		7.365
2002	7.841	7.809			7.825		7.825	8.357	8.489			8.424		8.424
% Change YoY	-8,8%	0			-9,2%		-9,2%	-11,6%	-13,5%			-12,6%		-12,6%

SUPERMARKETS

2003	4.547	4.645			4.597		4.597	4.592	4.662			4.628		4.628
2002	5.017	4.767			4.897		4.897	4.979	5.317			5.144		5.144
% Change YoY	-9,4%	-2,6%			-6,1%		-6,1%	-7,8%	-12,3%			-10,0%		-10,0%

HYPERMARKETS

2003	7.976	7.839			7.906		7.906	8.553	8.390			8.467		8.467
2002	9.339	9.138			9.233		9.233	9.667	9.753			9.711		9.711
% Change YoY	-14,6%	-14,2%			-14,4%		-14,4%	-11,5%	-14,0%			-12,8%		-12,8%

IV.3.B. Same Store Sales per Transaction

Second Quarter 2003
The average sales per transaction in same stores presents a 12.3% decrease in the supermarket division and a 14.0% decrease in the hypermarket division during the second quarter of the current year compared to the same period the former year.

On a consolidated basis the amount of same store sales per transaction presents a 13.5% decrease compared to the same period in 2002.

IV.4. Sales per Square Meter

TABLE 6: SALES PER SQ.METER (AVERAGE)
(In Ch$ — currency of June 2003)

	TOTAL SALES/SQ.M							SAME STORE SALES/SQ.M
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL

TOTAL D&S

2003	256.875	265.894			261.385		261.385	262.839	268.778			265.864		265.864
2002	269.772	264.051	246.962	289.396	266.821	259.803	266.821	275.342	275.176			275.258		275.258
% Change YoY	-4,8%	0,7%			-2,0%		-2,0%	-4,5%	-2,3%			-3,4%		-3,4%

SUPERMARKETS

2003	267.748	293.021			280.385		280.385	269.244	300.502			284.538		284.538
2002	254.214	314.723	293.363	324.248	279.227	283.504	279.227	296.266	317.468			306.640		306.640
% Change YoY	5,3%	-6,9%			0,4%		0,4%	-9,1%	-5,3%			-7,2%		-7,2%

HYPERMARKETS

2003	255.006	261.231			258.119		258.119	260.559	262.973			261.810		261.810
2002	274.526	260.303	238.659	283.341	266.955	256.505	266.955	272.195	267.437			269.730		269.730
% Change YoY	-7,1%	0,4%			-3,3%		-3,3%	-4,3%	-1,7%			-2,9%		-2,9%

Second Quarter 2003
At June 30, 2003, total sales per square meter of sales area amounted to Ch$265,894 (US$380.3), representing a 0.7% decrease compared to the amount recorded in the same period the former year.

Same store sales per square meter for the period amounts to Ch$268,778 (US$384.5), representing a 2.3% decrease compared to the same period of the year 2002.

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

IV.5. Days of Inventory

TABLE 7: DAYS OF INVENTORY (AVERAGE)*

	TOTAL STORES							SAME STORES
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL

TOTAL D&S

2003	37,0	32,6			33,2		33,2	38,7	34,2			35,3		35,3
2002	36,8	36,5			36,7		36,7	34,8	34,3			34,8		34,8
Change Days YoY	0,2	-3,9			-3,5		-3,5	3,9	-0,1			1,5		0,5

GROCERIES

2003	28,0	22,8			23,7		23,7	28,9	23,9			25,2		25,2
2002	34,1	33,4			33,8		33,8	31,8	31,8			32,6		32,6
Change Days YoY	-6,1	-10,6			-10,1		-10,1	-2,9	-7,9			-7,4		-7,4

PERISHABLES

2003	11,9	10,8			11,1		11,1	12,5	11,3			11,8		11,8
2002	11,0	11,1			11,1		11,1	9,9	10,5			10,9		10,9
Change Days YoY	0,9	-0,3			—		—	2,6	0,8			0,9		0,9

NON-FOOD

2003	81,1	79,3			77,2		77,2	87,3	86,9			84,8		84,8
2002	94,80	109,2			101,5		101,5	91,1	99,0			92,7		92,7
Change Days YoY	-13,7	-29,9			-24,3		-24,3	-3,8	-12,1			-7,9		-7,9

*	Includes inventory of merchandise for sale, materials for operations are not included.

Second Quarter 2003
At June 30, 2003, the consolidated average number of days of inventory decreased by 10.8%, from 36.5 days in the second quarter 2002 to 32.6 days in 2003. The Groceries area presents the largest reduction -31.6%-, from 33.4 days in the second quarter 2002 to 22.8 days in the same period 2003; followed by the Non-Food areas with a 27.4% reduction of inventory days, from 109.2 days in 2002 down to 79.3 days in 2003. The improvement in inventory days results from an effective implementation of the FARO program and inventory sales in the Non-Food areas.

IV.6. Shrinkage (% of Sales)

TABLE 8: SHRINKAGE (% of SALES)

	TOTAL STORES							SAME STORES
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL	IQ	IIQ	IIIQ	IVQ	IH	9M

TOTAL D&S

2003	1,92%	1,83%			1,88%		1,88%	1,97%	1,86%			1,91%
2002	1,76%	1,99%			1,88%		1,88%	1,78%	1,99%			1,89%
%POINTS	0,16	-0,16			0,00		0,00	0,19	-0,13			0,02

SUPERMARKETS

2003	1,66%	1,29%			1,47%		1,47%	1,69%	1,30%			1,49%
2002	1,69%	1,60%			1,63%		1,63%	1,75%	1,54%			1,64%
%POINTS	-0,03	-0,31			-0,16		-0,16	-0,06	-0,23			-0,15

HYPERMARKETS

2003	1,97%	1,94%			1,95%		1,95%	2,02%	1,98%			2,00%
2002	1,78%	2,08%			1,96%		1,96%	1,78%	2,09%			1,94%
%POINTS	0,19	-0,14			-0,01		-0,01	0,24	-0,11			0,06

Second Quarter 2003
In the second quarter 2003, consolidated shrinkage as percentage of total sales decreased by 0.16 percentage points (16 basis points) compared to the former year, from 1.99% in 2002 to 1.83% in 2003. This decrease is attributable to inventory reduction through sell-out campaigns along with policies and operating controls implemented by the FARO program, both in the distribution center and in retail stores. The shrinkage reduction is achieved in supermarket and in the hypermarket division.

Consolidated shrinkage in same stores also decreased by 0.13 percentage points (13 basis points), with shrinkage reduction in both retail formats: 0.23 percentage points in supermarkets and 0.11 points in hypermarkets (same stores).

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

V. Additional Information
V.1. D&S Financial Structure

FIGURE 1: FINANCIAL STRUCTURE (SHORT V/S LONG TERM DEBT)

As of June 30, 2003, the debt/shareholders’ equity ratio is 0.86 times, and the Company maintains total financial debt (debt with banks and financial institutions including bonds) equivalent to US$386.4 million, all Chilean pesos denominated, and there are no relevant obligations in US dollars. The total financial debt has been reduced by US$15.5 million compared to the amount at the closing of the first quarter, which was US$401.9 million. The main component of the financial debt corresponds to the Bonds issued in December 2000, representing a 30.0% of the financial debt. Of the total financial debt, 56.9% corresponds to short term obligations.

TABLE 9: Financial Debt		As of 06.30.2003
In US$ Millions US$=Ch$699.12
Bonds (D&S and Saitec)	119,3	30,9%
Commercial Papers	52,9	13,7%
Banco Santiago	36,9	9,6%
Banco Santander	58,4	15,1%
Banco Santander-Santiago	95,4	24,7%
Banco del Estado	25,4	6,6%
Banco de Chile	14,8	3,8%
Banco Citibank	23,2	6,0%
Banco Crédito e Inversiones	14,0	3,6%
Banco Scotiabank (D&S)	2,9	0,7%
Banco Bice	2,4	0,6%
Banco BHIF	17,8	4,6%
Bankboston (D&S)	5,1	1,3%
Other non-bank creditors	13,2	3,4%

Total Financial Debt	386,40	100,0%

TABLE 10 : D&S CURRENT RISK RATINGS				As of 06.30.2003
Instrument	Rating Type	Fitch Ratings	Feller Rate	Fitch IBCA
		Chile	Chile	USA
Stock	National	Level 2	Level 2
Bonds	National	AA-	AA-
Commercial Papers	National	F1+	AA-/Level+1
Long Term Debt-Local Currency	International			BBB+

V.2. Means of Payment

Sales on Presto card have grown at increasingly higher rates in the last quarters. In fact, during the second quarter 2003, sales on Presto credit card represented a 13.0% of total Company sales, which compares favorably with a 7.3% share of sales in the same period of 2002.

TABLE 11: MEANS OF PAYMENT
	2001				2002				2003
	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ	IQ	IIQ	IIIQ	IVQ

Cash	61,8%	61,2%	59,5%	57,9%	60,0%	59,2%	59,3%	58,7%	59,5%	58,8%
Checks	15,6%	15,8%	15,5%	15,1%	14,6%	14,8%	13,5%	12,0%	11,2%	11,2%
Credit Cards	10,9%	10,8%	11,3%	11,5%	10,0%	10,1%	9,9%	9,7%	8,5%	8,7%
Presto Card	5,6%	6,0%	6,2%	6,8%	6,9%	7,3%	8,7%	10,4%	12,2%	13,0%
Debit Card	5,5%	5,7%	6,9%	7,3%	7,8%	8,1%	7,9%	7,7%	7,9%	7,8%
Other*	0,6%	0,5%	0,6%	1,4%	0,7%	0,5%	0,7%	1,5%	0,7%	0,5%

TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

*	Other vouchers or means of payment,

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

V.3. D&S Financial Information

TABLE 12 : MAIN INDICATORS	JANUARY-JUNE		JANUARY-JUNE		CHANGE
	2003		2002		2003/2002
		%		%	%
	Th Ch$	OF REVENUES	Th Ch$	OF REVENUES
NET REVENUES	546.568.803	100,00%	504.683.309	100,00%	8,30%
GROSS INCOME	128.811.434	23,57%	116.014.795	22,99%	11,03%
SELLING AND ADMINISTRATIVE EXPENSES	99.234.040	18,16%	94.266.071	18,68%	5,27%
OPERATING INCOME	29.577.394	5,41%	21.748.725	4,31%	36,00%
FINANCIAL EXPENSES	7.881.476	1,44%	6.713.087	1,33%	17,40%
NON OPERATING INCOME	(9.088.885)	-1,66%	(4.853.507)	-0,96%	87,26%
R.A.I.I.D.A.I.E	47.035.362	8,61%	40.641.622	8,05%	15,73%
NET INCOME	16.725.580	3,06%	14.387.241	2,85%	16,25%
INITIAL NET WORTH	304.041.176		294.149.267		3,36%
NET INCOME/ INITIAL SHAREHOLDERS’ EQUITY	11,00%		9,78%

TABLE 13 : CONDENSED BALANCE SHEETS
	06.30.2003	06.30.2002	% CHANGE
	ThCh$	Th Ch$	2003 / 2002
CURRENT ASSETS	240.165.067	221.869.454	8,25%
FIXED ASSETS	490.528.762	478.045.653	2,61%
OPERATING ASSETS	730.693.829	699.915.106	4,40%
OTHER ASSETS	21.124.199	17.649.097	19,69%
TOTAL ASSETS	751.818.028	717.564.203	4,77%
CURRENT LIABILITIES	315.009.580	273.406.996	15,22%
LONG TERM LIABILITIES	122.777.338	142.328.933	-13,74%
TOTAL DEBT	437.786.918	415.735.928	5,30%
MINORITY INTEREST	129.854	502.872	-74,18%
NET WORTH	313.901.256	301.325.403	4,17%
TOTAL LIABILITIES	751.818.028	717.564.203	4,77%

TABLE 14 : FINANCIAL RATIOS
		06.30.2003	06.30.2002	% CHANGE
		ThCh$	Th Ch$	2003 / 2002
TOTAL DEBT	Th Ch$	437.786.918	415.735.928	5,30%
FINANCIAL DEBT	Th Ch$	270.148.746	230.360.564	17,27%
LIQUIDITY RATIO	Times	0,76	0,81
ACID RATIO	Times	0,51	0,52
TOTAL DEBT/TOTAL ASSETS	Times	0,58	0,58
TOTAL DEBT/SHAREHOLDER’S EQUITY	Times	1,39	1,38
FINANCIAL DEBT/SHAREHOLDERS’ EQUITY	Times	0,86	0,76
INTEREST EXPENSES COVERAGE	Times	6,10	5,75
SHORT TERM LIABILITIES	%	72%	66%
LONG TERM LIABILITIES	%	28%	34%

TABLE 15 : PROFITABILITY RATIOS
		06.30.2003	06.30.2002
RETURN OVER SHAREHOLDERS’ EQUITY	%	11,00%	9,78%
RETURN OVER ASSETS	%	4,45%	4,01%
RETURN OVER OPERATIONAL ASSETS	%	4,58%	4,11%
EARNINGS PER SHARE	$	12,12	10,43
RETURN OF DIVIDENDS	%	1,67%	1,89%

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

V.4. Market Share

D&S MARKET SHARE
In the period April-June 2003, D&S achieved 30.4% of market share countrywide. For the period January-June 2003 D&S’ market share is also 30.4%. Market share countrywide for the first half 2002 was 30.3%.

FIGURE 2 : D&S MARKET SHARE

Source: AC Nielsen , August 2003.

Supermarket Industry Total Sales
During the period April-June 2003, supermarket industry sales totaled Ch$797.6 billion (US$1,140.8 million), which represents a 10.3% growth over the same period of 2002. In the period January-June 2003, supermarket industry sales increased by 9.3% compared to the same period the former year.

TABLE 16 : D&S and SUPERMARKET INDUSTRY SALES TOTAL STORES

	TOTAL STORES
	IQ	IIQ	IIIQ	IVQ	IH	9M	TOTAL
TOTAL D&S

2003	233.907.115.369	242.664.552.313			476.571.667.682		476.571.667.682
2002	216.631.793.425	227.207.884.546			443.839.677.971		443.839.677.971
% Change YoY	8,0%	6,8%			7,4%		7,4%
N° of Stores	62	62			62		62
MARKET SHARE	30,4%	30,4%			30,4%		30,4%

TOTAL SUPERMARKET INDUSTRY

2003	770.161.399.894	797.572.623.284			1.567.734.023.178		1.567.734.023.178
2002	711.796.000.000	723.184.736.000			1.434.980.736.000		1.434.980.736.000
% Change YoY	8,2%	10,3%			9,3%		9,3%

Source:	AC. Nielsen, August 2003. In Ch$, currency of June 2003.
* Farmalider sales are excluded from D&S sales.

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

FIGURE 5 : D&S- SHARE OF COMPANY SALES BY FORMAT

D&S Share of Sales by Format

Within the Company, the hypermarket format has increased its share of total D&S sales from 81.4% in the second quarter 2002 to 83.8% in 2003. This increase results from the conversion of Ekono supermarkets into LIDER Vecino hypermarkets and the new store openings, most of them under the hypermarket format.

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

REGION / MUNICIPALITY	LIDER	LIDER MERCADO	LIDER VECINO	TOTAL HYPERMARKETS	ALMAC	EKONO	TOTAL SUPERMARKETS	TOTAL D&S

ARICA						1	1	1
IQUIQUE			1	1		0	0	1
I Region			1	1		1	1	2

ANTOFAGASTA	1			1				1
CALAMA	1			1		2	2	3
II Region	2			2		2	2	4

LA SERENA	1			1				1
IV Region	1			1				1

CALERA						1	1	1
QUILPUE	1			1		1	1	2
VIÑA DEL MAR	1			1		2	2	3
V Region	2			2		4	4	6

CERRILLOS	1			1				1
EL BOSQUE			1	1		0	0	1
EST CENTRAL	1			1				1
INDEPENDENCIA			1	1		0		1
LA FLORIDA	2		1	3		0	0	3
LA REINA	1			1				1
LAS CONDES			2	2	1	4	5	7
LO BARNECHEA		1		1		1	1	2
MACUL	1			1		0	0	1
MAIPU	1			1		2	2	3
ÑUÑOA			1	1		3	3	4
PROVIDENCIA					2	3	5	5
PUENTE ALTO	1			1				1
QUINTA NORMAL			1	1				1
RECOLETA			1	1		0	0	1
SAN BERNARDO			1	1		0	0	1
SAN MIGUEL	1			1		1	1	2
SAN RAMON			1	1		0	0	1
VITACURA	1			1	1	0	1	2
Metropolitan Region XIII	10	1	10	21	4	14	18	39

RANCAGUA	1			1			0	1
VI Region	1			1			0	1

TALCA			1	1		0	0	1
VII Region			1	1		0	0	1

LOS ANGELES			1	1				1
CONCEPCION	2			2				2
VIII Region	2		1	3				3

TEMUCO	1			1		1	1	2
IX Region	1			1		1	1	2

VALDIVIA	1			1				1
OSORNO			1	1		0	0	1
PUERTO MONTT	1			1				1
X Region	2		1	3		0	0	3

COMPANY TOTAL	21	1	14	36	4	22	26	62

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

V.6. Historical Series

TABLE 18: GROSS MARGIN (% OF REVENUES)

	Q1	Q2	Q3	Q4

TOTAL D&S

2003 2002 2001 2000 1999 1998	23,2 22,6 22,4 21,6 20,7 22,1	23,9 23,3 22,2 22,3 21,0 22,6	23,9 23,0 21,6 21,5 23,2	21,7 22,4 21,4 20,6 17,6

TABLE 19: RECURRING EXPENSES (% OF REVENUES)

	Q1	Q2	Q3	Q4

TOTAL D&S

2003 2002 2001 2000 1999 1998	14,2 13,6 12,6 11,9 12,9 13,1	15,2 15,5 14,1 13,1 14,4 13,1	15,4 13,3 12,6 13,5 13,2	15,7 12,1 12,3 14,1 12,7

TABLE 20: EBITDA (% OF REVENUES)

	Q1	Q2	Q3	Q4

TOTAL D&S

2003 2002 2001 2000 1999 1998	9,0 8,5 9,8 9,9 7,6 8,4	8,6 6,8 7,9 8,9 6,7 8,4	8,2 9,0 8,9 8,0 7,7	5,8 10,2 8,8 6,5 2,8

TABLE 21: OPERATING INCOME (% OF REVENUES)

	Q1	Q2	Q3	Q4

TOTAL D&S

2003 2002 2001 2000 1999 1998	5,6 5,1 6,2 6,1 3,8 5,7	5,2 3,5 4,5 5,3 2,9 5,9	4,9 5,6 5,5 3,8 5,0	2,9 7,3 5,8 2,9 -0,1

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

V.7. Quarterly Results

TABLE 22: QUARTERLY RESULTS

	2003
	Q1			Q2
	Ch$ millions	% of Rev.	Change%YoY	Ch$ millions	% of Rev.	Change%YoY

Sales	237.250	88,6%	8,6%	245.542	88,1%	7,7%
Other Income	30.580	11,4%	6,2%	33.197	11,9%	12,9%
Net revenues	267.830	100,0%	8,3%	278.739	100,0%	8,3%

Cost of sales	205.614	76,8%	7,5%	212.143	76,1%	7,5%
Gross Income / Margin	62.216	23,2%	11,1%	66.595	23,9%	10,9%
Recurring Operating Expenses	38.061	14,2%	13,5%	42.436	15,2%	6,2%
Start-up Expenses	4	0,0%	-99,7%	231	0,1%	-90,8%
Total Operating Expenses (SG&A)	38.066	14,2%	9,0%	42.666	15,3%	0,5%
EBITDA	24.150	9,0%	14,6%	23.929	8,6%	36,3%

Depreciation	9.151	3,4%	8,6%	9.351	3,4%	10,6%
Total Operating Expenses	47.216	17,6%	8,9%	52.018	18,7%	2,1%
Operating Income	15.000	5,6%	18,6%	14.578	5,2%	60,2%
Financial Expenses	(4.157)	-1,6%	9,0%	(3.724)	-1,3%	28,5%
Other Non-operating Income (Expenses)	(127)	0,0%	-56,2%	(32)	0,0%	-88,4%
Monetary Correction	1.146	0,4%	551,6%	(2.194)	-0,8%	-197,6%
Non-Operating Income	(3.138)	-1,2%	20,1%	(5.951)	-2,1%	542,6%
Income before Tax	11.862	4,4%	36,0%	8.627	3,1%	5,6%
Income Tax	(2.425)	-0,9%	80,8%	(1.470)	-0,5%	13,5%
Minority Interest	(25)	0,0%	-17,2%	(20)	0,0%	8,3%
Income	9.412	3,5%	28,0%	7.136	2,6%	4,1%
Amortization of Goodwill	88	0,0%	0,2%	88	0,0%	-0,1%
Net Income	9.501	3,5%	27,7%	7.225	2,6%	4,0%

(Exchange rate US$ =Ch$699.12)

	H1
	Ch$ millions	% of Rev.	Change%YoY

Sales	482.792	88,3%	8,1%
Other Income	63.777	11,7%	9,6%
Net revenues	546.569	100,0%	8,3%

Cost of sales	417.757	76,4%	7,5%
Gross Income / Margin	128.811	23,6%	11,0%
Recurring Operating Expenses	80.497	14,7%	9,5%
Start-up Expenses	235	0,0%	-93,9%
Total Operating Expenses (SG&A)	80.732	14,8%	4,3%
EBITDA	48.079	8,8%	24,5%

Depreciation	18.502	3,4%	9,6%
Total Operating Expenses	99.234	18,2%	5,3%
Operating Income	29.577	5,4%	36,0%
Financial Expenses	(7.881)	-1,4%	17,4%
Other Non-operating Income (Expenses)	(159)	0,0%	-71,9%
Monetary Correction	(1.049)	-0,2%	-143,3%
Non-Operating Income	(9.089)	-1,7%	87,3%
Income before Tax	20.489	3,7%	21,3%
Income Tax	(3.895)	-0,7%	47,7%
Minority Interest	(45)	0,0%	-7,4%
Income	16.549	3,0%	16,5%
Amortization of Goodwill	177	0,0%	0,0%
Net Income	16.726	3,1%	16,3%

(Exchange rate US$ =Ch$699.12)

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

VI. Material Events

No subsequent material events have been reported after those included in the First Quarter 2003 Earnings Release.

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

VII. FECU

VII.1. Balance Sheets – Assets

Rut:	96439000-2
Period:	01-01-2003 to 06-30-2003	1.01.04.00 R.U.T
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated
2,00	FINANCIAL STATEMENTS
2,01	BALANCE SHEETS	month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated	to 06/ 30/ 2003	to 06/ 30/ 2002

ASSETS			CURRENT	PRIOR
5.11.00.00	TOTAL CURRENT ASSETS		240.165.066	221.869.455

	5.11.10.10	Cash and cash equivalents	10.169.932	18.146.274
	5.11.10.20	Time deposits
	5.11.10.30	Marketable securities (net)	76.875	101.659
	5.11.10.40	Sales debtors (net)	72.552.807	43.366.181
	5.11.10.50	Notes receivable (net)	1.091.401	1.152.904
	5.11.10.60	Sundry debtors (net)	35.702.767	69.148.535
	5.11.10.70	Documents and accounts receivable from related companies	1.471.019	1.322.953
	5.11.10.80	Inventories (net)	78.083.034	79.720.123
	5.11.10.90	Refundable taxes	1.042.900	2.513.515
	5.11.20.10	Prepaid expenses	5.181.535	4.359.825
	5.11.20.20	Deferred taxes	2.618.278	1.333.063
	5.11.20.30	Other current assets	32.174.518	704.423
	5.11.20.40	Leasing contracts (net)
	5.11.20.50	Assets for leasing (net)
5.12.00.00	TOTAL FIXED ASSETS		490.528.763	478.045.652

	5.12.10.00	Land	134.647.187	131.047.016
	5.12.20.00	Buildings and infrastructure	354.558.194	324.446.511
	5.12.30.00	Machinery and equipment	129.826.077	119.909.778
	5.12.40.00	Other fixed assets	59.785.456	59.328.491
	5.12.50.00	Reserve for technical revaluation of fixed assets	4.070.030	4.069.561
	5.12.60.00	Depreciation (minus)	(192.358.181)	(160.755.705)
5.13.00.00	TOTAL OTHER ASSETS		21.124.199	17.649.097

	5.13.10.10	Investment in related companies	1.698.051	1.471.153
	5.13.10.20	Investment in other companies	70.331	70.322
	5.13.10.30	Goodwill	10.491.989	11.260.883
	5.13.10.40	Negative goodwill (minus)	(921.790)	(1.275.180)
	5.13.10.50	Long-term debtors	6.065.861	1.746.747
	5.13.10.60	Notes and accounts receivable from related companies - long term
	5.13.10.65	Long-term deferred taxes
	5.13.10.70	Intangibles
	5.13.10.80	Amortization (minus)
	5.13.10.90	Others	3.719.757	4.375.172
	5.13.20.10	Long-term leasing contracts (net)
5.10.00.00	TOTAL ASSETS		751.818.028	717.564.204

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

VII. FECU

VII.2. Balance Sheets – Liabilities

Rut:	96439000-2
Period:	01-01-2003 to 06-30-2003	1.01.04.00 R.U.T
Expressed in: Thousand Chilean pesos		96439000-2
Type of Balance Statement: Consolidated		month day year	month day year
1.00.01.30	Type of currency: Chilean pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.40	Type of Balance Statement: Consolidated	to 06/30/2003	to 06/30/2002

LIABILITIES			CURRENT	PRIOR
5.21.00.00	TOTAL CURRENT LIABILITIES		315.009.580	273.406.996

	5.21.10.10	Debt with banks and financial institutions — short term	88.100.302	34.799.046
	5.21.10.20	Debt with banks and financial institutions — long term portion	20.108.049	52.447.153
	5.21.10.30	Obligations with public (notes)	37.016.329
	5.21.10.40	Obligations with public — short term portion (bonds)	1.575.936	1.576.646
	5.21.10.50	Long term debt with maturity within a year	6.910.650	4.887.632
	5.21.10.60	Dividends to be paid
	5.21.10.70	Accounts payable	133.429.871	151.862.633
	5.21.10.80	Documents payable
	5.21.10.90	Sundry creditors	7.236.802	8.335.338
	5.21.20.10	Documents and accounts payable to suppliers	10.410.460	10.693.399
	5.21.20.20	Accruals	5.447.741	5.991.751
	5.21.20.30	Withholdings	4.571.349	2.001.494
	5.21.20.40	Income tax		693.314
	5.21.20.50	Income received in advance	50.094	49.184
	5.20.20.60	Deferred taxes
	5.21.20.70	Other current assets	151.997	69.406
5.22.00.00	TOTAL LONG TERM LIABILITIES		122.777.337	142.328.932

	5.22.10.00	Debt with banks and financial institutions	23.171.440	43.063.078
	5.22.20.00	Obligations with public — long term (bonds)	81.852.725	81.911.922
	5.22.30.00	Documents payable — long term	228.950	1.656.027
	5.22.40.00	Sundry creditors — long term	11.184.365	10.019.060
	5.22.50.00	Notes & accounts payable to related companies
	5.22.60.00	Accruals	3.088.120	3.429.353
	5.22.65.00	Deferred taxes — long term	3.002.768	1.944.248
	5.22.70.00	Other long term liabilities	248.969	305.244
5.23.00.00	MINORITY INTEREST		129.854	502.872

5.24.00.00	SHAREHOLDERS’ EQUITY		313.901.257	301.325.404

	5.24.10.00	Capital paid	214.784.612	215.827.256
	5.24.20.00	Capital revaluation reserve	2.362.631	1.294.964
	5.24.30.00	Additional paid-in capital
	5.24.40.00	Other reserves	1.315.103	1.314.951
	5.24.50.00	Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	95.438.911	82.888.233
	5.24.51.00	Reserve for future dividends
	5.24.52.00	Accrued income	78.713.331	68.500.992
	5.24.53.00	Accrued loss (minus)
	5.24.54.00	Income (loss) for the period	16.725.580	14.387.241
	5.24.55.00	Provisory dividends (minus)
	5.24.56.00	Accrued deficit development period
5.20.00.00	TOTAL LIABILITIES		751.818.028	717.564.204

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

VII. FECU

VII.3. Income Statement

Rut:	96439000-2
Period :	01-01-2003 to 06-30-2003		1.01.04.00 R.U.T.
Expressed in : Thousand Chilean pesos			96439000-2
Type of Balance Statement: Consolidated			month day year	month day year
1.00.01.3 Type of currency		Pesos	from 01/ 01/ 2003	from 01/ 01/ 2002
1.00.01.4 Type of Balance Statement		Consolidated	to 06/ 30/ 2003	to 06/ 30/ 2002
	INCOME STATEMENT		CURRENT	PRIOR
	5.31.11.00	OPERATING INCOME	29.577.394	21.748.724

	5.31.11.10	GROSS MARGIN	128.811.434	116.014.795
	5.31.11.11	Net revenues	546.568.803	504.683.309
	5.31.11.12	Cost of sales (minus)	(417.757.369)	(388.668.514)
	5.31.11.20	Selling and administrative expenses (minus)	(99.234.040)	(94.266.071)
	5.31.12.00	NON-OPERATING INCOME	(9.088.884)	(4.853.506)

	5.31.12.10	Financial/interest income	209.024	244.389
	5.31.12.20	Income from investment in related companies	103.914	195.732
	5.31.12.30	Other non-operating income	63.123	49.345
	5.31.12.40	Loss from investment in related companies (minus)	(28.955)	(33.742)
	5.31.12.50	Amortization of goodwill (minus)	(372.424)	(397.721)
	5.31.12.60	Financial expenses (minus)	(7.881.476)	(6.713.087)
	5.31.12.70	Other non-operating expenses (minus)	(133.262)	(622.390)
	5.31.12.80	Monetary correction	292.207	(18.362)
	5.31.12.90	Currency exchange differences	(1.341.035)	2.442.330
	5.31.10.00	INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS	20.488.510	16.895.218

	5.31.20.00	INCOME TAX	(3.894.965)	(2.636.412)
	5.31.30.00	EXTRAORDINARY ITEMS
	5.31.40.00	NET INCOME (LOSS) BEFORE MINORITY INTEREST	16.593.545	14.258.806
	5.31.50.00	MINORITY INTEREST	(44.734)	(48.313)
	5.31.00.00	NET INCOME (LOSS)	16.548.811	14.210.493

	5.32.00.00	Amortization of negative goodwill	176.769	176.748
	5.30.00.00	NET INCOME (LOSS) FOR THE PERIOD	16.725.580	14.387.241

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Distribución y Servicio D&S S. A.	II Quarter 2003 Results

VII. FECU

VII.4. Cash Flows Statements

						1.01.04.00	R.U.T.
1.00.	Type of Currency			Pesos			96.439.000-2
1.00.	Type of Balance Statement			Consolidated		month day year	month day year
5.03.	Method of Cash Flow					from 01/ 01/ 2003	from 01/ 01/ 2002
	Statement					to 06/30/2003	to 06/30/2002
	CASH FLOWS STATEMENTS - INDIRECT					CURRENT	PRIOR
	5.50.00.00	NET CASH FLOWS FROM OPERATING ACTIVITIES				(2.435.482)	13.242.805

		5.50.10.00	Income (loss) for the period			16.725.580	14.387.241
		5.50.20.00	Income on sale of fixed assets			(10.591)	56.064
			5.50.20.10		(Gain) Loss on sale of fixed assets	(10.591)	56.064
			5.50.20.20		Gain on sale of investments (minus)
			5.50.20.30		Loss on sale of investments
			5.50.20.40		(Gain) Loss on sale of other assets
		5.50.30.00	Charges (credit) to income statement which do not represent cash flows			20.180.135	14.771.962
			5.50.30.05		Depreciation for the period	18.501.976	16.879.986
			5.50.30.10		Amortization of intangibles
			5.50.30.15		Writeoffs and provisions
			5.50.30.20		Gain from investment in related companies (minus)	(103.914)	(195.732)
			5.50.30.25		Loss from investment in related companies	28.955	33.742
			5.50.30.30		Amortization of goodwill	372.424	397.722
			5.50.30.35		Amortization of negative goodwill (minus)	(176.769)	(176.748)
			5.50.30.40		Net monetary correction	(292.207)	18.362
			5.50.30.45		Net currency exchange difference	1.341.035	(2.442.330)
			5.50.30.50		Other credits to income statement which do not represent cash flows
			5.50.30.55		Other charges to income statement which do not represent cash flows	508.635	256.960
		5.50.40.00	Changes in assets affecting cash flows (increase) decrease			(10.422.177)	(11.019.982)
			5.50.40.10		Sales debtors	(20.707.738)	(2.328.604)
			5.50.40.20		Inventories	12.156.020	(8.045.657)
			5.50.40.30		Other assets	(1.870.459)	(645.721)
		5.50.50.00	Changes in liabilities affecting cash flows (increase) decrease			(28.953.163)	(5.000.793)
			5.50.50.10		Accounts payable related to the operation	(26.829.098)	(3.691.197)
			5.50.50.20		Interest payable	(156.652)	(237.156)
			5.50.50.30		Income tax payable (net)	192.213	(955.384)
			5.50.50.40		Other accounts payable related to results other than operation	(8.353.932)	1.723.439
			5.50.50.50		VAT and other similar taxes payable (net)	6.194.216	(1.840.495)
		5.50.60.00	Gain (loss) in minority interest			44.734	48.313
	5.41.12.00	NET CASH FLOWS FROM FINANCING ACTIVITIES				4.720.016	11.291.584

		5.41.12.05	Proceeds from issuance of common stock
		5.41.12.10	Proceeds from loans			81.629.777	47.547.766
		5.41.12.15	Bonds
		5.41.12.20	Proceeds from loans from related companies
		5.41.12.25	Proceeds from other loans from related companies			2.692.673	5.794.589
		5.41.12.30	Other sources of financing
		5.41.12.35	Payment of dividends (minus)			(13.841.400)	(14.361.557)
		5.41.12.40	Withdrawals of capital (minus)
		5.41.12.45	Repayment of loans (minus)			(65.655.005)	(27.689.214)
		5.41.12.50	Repayment of bonds (minus)			(106.029)
		5.41.12.55	Repayment of loans from related companies (minus)
		5.41.12.60	Repayment of other loans from related companies (minus)
		5.41.12.65	Expenses from the issuance of common stock (minus)
		5.41.12.70	Expenses from the issuance of bonds (minus)
		5.41.12.75	Other expenses related to financing activities (minus)
	5.41.13.00	NET CASH FLOWS FROM INVESTING ACTIVITIES				(13.616.872)	(36.659.370)

		5.41.13.05	Proceeds from sale of property, plant and equipment			75.982	52.233
		5.41.13.10	Proceeds from sale of long-term investments
		5.41.13.15	Proceeds from sale of other investments
		5.41.13.20	Decrease in loans to related companies
		5.41.13.25	Decrease in other loans to related companies
		5.41.13.30	Other proceeds from investment				200.916
		5.41.13.35	Purchases of property, plant and equipment			(13.507.688)	(36.212.913)
		5.41.13.40	Payment of capitalized interest (minus)			(149.912)	(439.047)
		5.41.13.45	Long-term investments (minus)
		5.41.13.50	Investment in financial instruments (minus)
		5.41.13.55	Loans to related companies (minus)
		5.41.13.60	Other loans to related companies (minus)			(1.807)	(260.559)
		5.41.13.65	Other expenses from investing activities (minus)			(33.447)
	5.41.10.00	NET CASH FLOWS FOR THE PERIOD				(11.332.338)	(12.124.981)

	5.41.20.00	EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS				206.950	744.337
5.41.00.00		NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS				(11.125.388)	(11.380.644)
5.42.00.00		CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR				21.295.320	29.526.918
5.40.00.00		CASH AND CASH EQUIVALENTS AT END OF YEAR				10.169.932	18.146.274

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II Quarter 2003 Results	Distribución y Servicio D&S S. A.

Notes

Page 26	www.dys.cl

Distribución y Servicio D&S S. A.	II Quarter 2003 Results

Notes

www.dys.cl	Page 27

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company’s operations, markets, products and prices, and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

A School of Service

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura — Santiago de Chile

Phone
(56-2) 200 5301

Fax
(56-2) 624 2979

E-mail  info@dys.cl

Website www.dys.cl

DISTRIBUCIÓN Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez

Chief Financial Officer

Dated: August 22, 2003